Exhibit 99.1

Sinovac Named to Zhongguancun's Top 20 Most Influential Brands
Monday December 22, 8:00 am ET

BEIJING, Dec. 22 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Alternext US: SVA), a leading provider of vaccines in China, today announced that it was recognized as one of Zhongguancun's Top 20 Most Influential Brands.

2008 marks only the 30th anniversary of China's reform and market liberation program along with the 20th anniversary of the establishment of the Zhongguancun, a technology hub situated in Beijing that is often referred to as "China's Silicon Valley". The Beijing municipal government recognizes the importance of advancing the development of this technology district that consists of more than 800 companies that contribute approximately 18% of Beijing's GDP. This year, the Beijing municipal government conducted a comprehensive study of experiences and developments within the Zhongguancun district for the last 20 years and named twenty leading technology companies to be the "Top 20 Most Influential Brands". Sinovac and other leading technology companies such as Sina, Lenovo, Aigo, Sohu and New Oriental were the recipients of this prestigious recognition. The award ceremony was held by the Administrative Committee of the Zhongguancun Science Park and was entitled, "Haidian Tells the World - Celebration of the 30th Anniversary of Reform and Liberalization, Celebration of the 20th Anniversary of the Foundation of Zhongguancun Science Park".

Mr. Weidong Yin, Chairman, President and CEO of Sinovac Biotech Ltd., commented, "We are pleased to be named as one of the most influential brands within the Beijing's high technology development zone. This recognition is a testament to Sinovac's commitment to providing comprehensive marketing and sales programs that support our brand in China. In addition, our vaccine research and development capabilities have enabled us to successfully commercialize three vaccines and continue to cultivate our development pipeline."

About Sinovac
Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com ..

For more information, please contact:

Helen G. Yang
Sinovac Biotech Ltd.
Tel:   +86-10-8289-0088 x871
Fax:   +86-10-6296-6910
Email: info@sinovac.com

Investors/Media:
Stephanie Carrington/Janine McCargo
The Ruth Group
Tel:   +1-646-536-7017/7033
Email: scarrington@theruthgroup.com
jmccargo@theruthgroup.com